PFG Fund III, LLC

10200 W 44th Ave Suite 220

Wheat Ridge, CO 80033

September 21, 2016

Re:	PFG Fund III, LLC (the “Company”)
Offering Statement on Form 1-A File No.: 024-10374 Submitted December 12, 2013 CIK No. 0001594139

To whom it may concern,

We respectfully request to withdraw the Form 1-A for the Company filed on December 12, 2013.

None of the securities that are the subject of the Form 1-A have been sold and such Form 1- A is not the subject of a proceeding under Rule 258 (§ 230.258). We are requesting withdrawal because the Company has decided to not go forward with this particular offering.

Thank you.

Sincerely,

/s/ Kevin Amolsch

Kevin Amolsch

CEO

Pine Financial Group, Inc.

Manager